Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606 Telephone 312-964-3500 Fax 312-964-3501 Alan P. Goldberg, Esq. (312) 964-3505 agoldberg@stradley.com

March 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Marianne Dobelbower

Re:	PowerShares Actively Managed Exchange-Traded Fund Trust
File Nos. 333-147622; 811-22148
Responses to Comments on the Post-Effective Amendment No. 334

Dear Ms. Dobelbower:

The following are responses to the comments you provided us on December 5, 2017, on post-effective amendment no. 334 to PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), which was filed with the Securities and Exchange Commission (“SEC”) on October 20, 2017 (the “Amendment”). The Amendment was filed to register two new portfolios of the Trust: PowerShares Ultra Short Duration Portfolio and PowerShares Total Return Bond Portfolio (each, a “Fund” and, collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below with responses immediately following. Defined terms used below have the same meanings as in the Amendment. Where applicable, we have noted comments that apply globally to both Funds.

PowerShares Ultra Short Duration Portfolio

Summary Prospectus

1.	Comment:	Please confirm that the fee waiver and/or expense reimbursement shown in the Fund’s fee table will be in place for at least one year from the effective date of the registration statement.

	Response:	We hereby confirm that the fee waiver and/or expense reimbursement shown in the Fund’s fee table will be in place for at least one year from the effective date of the registration statement.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

2.	Comment:	Please confirm the totals stated for the 1- and 3-year periods in the “Example” section for the Fund.

	Response:	We have reviewed and, where necessary, revised the numbers in the “Example” section. We also confirm the accuracy of such numbers, which will be included in a subsequent post-effective amendment.

3.	Comment:	The footnote to fee table states that expenses “borne by the Adviser are subject to recapture by the Adviser for up to three years from the date the expenses were incurred, but no recapture payment will be made by the Fund if it would result in the Fund exceeding its Expense Cap.” Clarify that fees subject to recapture concern the lesser of the expense cap at time of waiver or expense cap at time of recapture.

Response:

The disclosure has been revised in accordance with the staff’s request. It now reads as follows:

The fees waived and/or expenses borne by the Adviser are subject to recapture by the Adviser up to three years from the date the fees were waived or the expenses were incurred, but no recapture payment will be made by the Fund if it would result in the Fund exceeding (i) the Expense Cap or (ii) the expense cap in effect at the time the fees and/or expenses subject to recapture were waived and/or borne by the Adviser.

4.	Comment:	The Fund states that it will invest at least 80% of its assets in ETFs, closed-end funds and other products. Please confirm that the Fund will not incur AFFEs, or if so, please include that line item in the fee table.

	Response:	We confirm that the Fund will not incur AFFEs in an amount requiring the inclusion of a line item pursuant to the instructions of Item 3 of Form N-1A.

5.	Comment:	In the “Principal Investment Strategies” section, the disclosure addresses duration, stating that it is a measure of the price volatility of a debt instrument as a result of changes in interest rates. Please add an example to explain duration (e.g., the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point).

	Response:	We note that the specific disclosure requested by the staff is included in the statutory section of the prospectus, under the section “Principal Risks of Investing in the Fund—Interest Rate Risk.” Given the nature of the disclosure, the interplay between Items 4 and 9 of Form N-1A, and the existence of the requested disclosure in the statutory portion of the prospectus, the Trust respectfully notes that the summary portion of the prospectus provides an appropriate summary of risk, and therefore additional risk disclosure does not appear to be necessary at this time.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

6.	Comment:	The disclosure states that the Fund may purchase MBS, CMOs, CMBS and CDOs. Please confirm the Fund’s level of investment in below investment grade MBS and CMBS. If more than 15% of the Fund’s assets will be invested in below investment grade MBS and CMBS, the staff may have additional comments.

	Response:	We confirm that the Fund will not invest more than 15% of its assets in MBS and CMBS that are rated below investment grade.

7.	Comment:	Please include risk disclosure noting the following: (1) the Fund has a limited number of institutions that may act as APs on an agency basis, (2) such market makers have no obligation to submit creation or redemption orders, (3) there is no assurance that market makers will establish or maintain an active trading market for the Fund, and (4) to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem creation units, the shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Response:

The Trust has included the following principal risk for the Fund:

Authorized Participant Concentration Risk. Only Authorized Participants (“APs”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). Such market makers have no obligation to submit creation or redemption orders; consequently, there is no assurance that market makers will establish or maintain an active trading market for the Shares. In addition, to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, the Shares may be more likely to trade at a premium or discount to the Fund’s net asset value (“NAV”) and possibly face trading halts and/or delisting.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

8.	Comment:	Please confirm if the underlying securities held by the Fund trade outside the collateralized settlement system, and provide risk disclosure to the extent that if the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

	Response:	Certain of the Fund’s securities may trade outside of a collateral settlement system. As described in response to comment no. 7, the Fund has included in its summary prospectus an “Authorized Participant Concentration Risk,” which states: (i) that the Fund has a limited number of institutions that may serve as APs on an agency basis, (ii) to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, the Fund’s shares possibly could face trading halts and/or delisting, and (iii) that this could lead to differences between the market price of the Fund’s shares and the underlying value of those shares. The Fund respectfully submits that the gravamen of the staff’s additional disclosure concern is subsumed in that risk disclosure and that additional risk disclosure does not appear to be necessary at this time.

9.	Comment:	Because the Fund is non-diversified, please include the non-diversification disclosure in the principal investment strategy section.

Response:

The Trust has included the requested disclosure in the Fund’s summary prospectus in the “Principal Investment Strategies” section:

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

10.	Comment:	Please state the month and year each portfolio manager began overseeing the Fund, rather than stating “since inception.”

	Response:	We have revised the disclosure in accordance with the staff’s request.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

Statutory Prospectus

11.	Comment:	The disclosure on page 12 states that “at least 80% of issues of corporate bonds or corporate debt held by the Fund must have $200 million or more par amount outstanding.” Please include this disclosure in the summary prospectus.

	Response:	We have included that disclosure in the summary prospectus per the staff’s request.

12.	Comment:	In the “Non-Principal Investment Strategies” section, certain risks (such as those relating to convertible securities and structured notes) already are listed as principal risks. Please reconcile the disclosure or remove this language, as appropriate.

	Response:	To the extent a risk in the “Non-Principal Investment Strategies” section also is disclosed as a principal risk, we have removed the disclosure from the “Non-Principal Investment Strategies” section.

13.	Comment:

In the section “Share Trading Prices,” please include the following disclosure regarding the intraday indicative value (“IIV”):

Please specifically address (1) how the IIV is calculated (i.e., is it based on the index, the portfolio or the basket); (2) what the calculation includes and does not includes (e.g., operating fees); and (3) what types of values are used for underlying holdings. Please also disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as a current indicator of market value of the shares. If there are such circumstances, please consider noting them as potential principal risks.

	Response:	The Trust notes that it has included the requested disclosure in its Statement of Additional Information under the section “Determination of NAV—Intraday Indicative Value.” Given the nature of the requested disclosure, the Trust believes that its present location is most appropriate, and consequently the Trust respectfully notes that additional risk disclosure does not appear to be necessary at this time.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

Statement of Additional Information

14.	Comment:	In the section “Management of the Funds,” please revise the disclosure regarding fee recapture as discussed in comment no. 3.

Response:

The disclosure has been revised to read as follows:

The Expense Agreement provides that for each Fund listed above, the fees waived and/or expenses borne by the Adviser are subject to recapture by the Adviser up to three years from the date that the fees were waived or the expenses were incurred, but no recapture payment will be made by a Fund if it would result in the Fund exceeding (i) its Expense Cap or (ii) the expense cap in effect at the time the fees and/or expenses subject to recapture were waived and/or borne by the Adviser.

PowerShares Total Return Bond Portfolio Summary Prospectus

15.	Comment:	Please confirm that the fee waiver and/or expense reimbursement shown in the Fund’s fee table will be in place for at least one year from the effective date of the registration statement. Please also confirm whether that fee waiver is subject to recapture.

	Response:	We hereby confirm that the fee waiver and/or expense reimbursement shown in the Fund’s fee table will be in place for at least one year from the effective date of the registration statement. We also confirm that this fee waiver is not subject to recapture.

16.	Comment:	Please confirm the totals stated for the 1- and 3-year periods in the “Example” section for the Fund.

	Response:	We have reviewed and, where necessary, revised the numbers in the “Example” section. We also confirm the accuracy of such numbers, which will be included in a subsequent post-effective amendment.

17.	Comment:	Please confirm whether the value of derivative investments for Rule 35d-1 “names rule” purposes will be calculated on a mark-to-market basis.

	Response:	We hereby confirm that the value of derivative investments for Rule 35d-1 “names rule” purposes will be calculated on a mark-to-market basis.

18.	Comment:	The disclosure states that the Fund may purchase ABS, MBS and asset-backed commercial paper. Please confirm the Fund’s level of investment in below investment grade ABS, MBS and asset-backed commercial paper. If more than 15% of the Fund’s assets will be invested in below investment grade ABS, MBS and asset-backed commercial paper, the staff may have additional comments.

	Response:	We confirm that the Fund will not invest more than 15% of its assets in ABS, MBS and asset-backed commercial paper that are rated below investment grade.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

19.	Comment:	Please include risk disclosure noting the following: (1) the Fund has a limited number of institutions that may act as APs on an agency basis, (2) such market makers have no obligation to submit creation or redemption orders, (3) there is no assurance that market makers will establish or maintain an active trading market for the Fund, and (4) to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem creation units, the shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Response:

The Trust has included the following principal risk for the Fund:

Authorized Participant Concentration Risk. Only Authorized Participants (“APs”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). Such market makers have no obligation to submit creation or redemption orders; consequently, there is no assurance that market makers will establish or maintain an active trading market for the Shares. In addition, to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, the Shares may be more likely to trade at a premium or discount to the Fund’s net asset value (“NAV”) and possibly face trading halts and/or delisting.

20.	Comment:	Please confirm if the underlying securities held by the Fund trade outside the collateralized settlement system, and provide risk disclosure to the extent that if the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

	Response:	Certain of the Fund’s securities may trade outside of a collateral settlement system. As described in response to comment no. 20, the Fund has included in its summary prospectus an “Authorized Participant Concentration Risk,” which states: (i) that the Fund has a limited number of institutions that may serve as APs on an agency basis, (ii) to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, the Fund’s shares possibly could face trading halts and/or delisting, and (iii) that this could lead to differences between the market price of the Fund’s shares and the underlying value of those shares. The Fund respectfully submits that the gravamen of the staff’s additional disclosure concern is subsumed in that risk disclosure and that additional risk disclosure does not appear to be necessary at this time.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

21.	Comment:	The Fund includes a “Real Estate Securities Risk” that references REITs, but the Fund’s principal investment strategy does not disclose investments in REITs. Please reconcile by adding such disclosure or removing this risk.

	Response:	We have deleted the reference to REITs in the “Real Estate Securities Risk” disclosure.

22.	Comment:	Because the Fund is non-diversified, please include the non-diversification disclosure in the principal investment strategy section.

Response:

The Trust has included the requested disclosure in the Fund’s summary prospectus in the “Principal Investment Strategies” section:

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

23.	Comment:	Please state the month and year each portfolio manager began overseeing the Fund, rather than stating “since inception.”

	Response:	We have revised the disclosure in accordance with the staff’s request.

Statutory Prospectus

24.	Comment:	On page 13, the “Active Management Risk” discloses that “the Fund is generally less likely to incur brokerage charges or mark-up charges to the extent the Fund invests in fixed-income instruments as opposed to other investments.” Please explain this statement in correspondence to the staff.

	Response:	The sentence cited by the staff has been deleted from the disclosure.

25.	Comment:

In the section “Share Trading Prices,” please include the following disclosure regarding the intraday indicative value (“IIV”):

Please specifically address (1) how the IIV is calculated (i.e., is it based on the index, the portfolio or the basket); (2) what the calculation includes and does not includes (e.g., operating fees); and (3) what types of values are used for underlying holdings. Please also disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as a current indicator of market value of the shares. If there are such circumstances, please consider noting them as potential principal risks.

	Response:	The Trust notes that it has included the requested disclosure in its Statement of Additional Information under the section “Determination of NAV—Intraday Indicative Value.” Given the nature of the requested disclosure, the Trust believes that its present location is most appropriate, and consequently the Trust respectfully notes that additional risk disclosure does not appear to be necessary at this time.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

Statement of Additional Information

26.	Comment:	The disclosure references the use of Pay-In-Kind (“PIK”) securities. Please include the following disclosure: (1) PIK securities may have unreliable valuations because the accruals require judgment of collectability of deferred payments and the value associated with any collateral; (2) an election to defer PIK interest payments by adding them to the principal of such instruments increases the Fund’s gross assets, which increases the Adviser’s future base management fees; (3) even if conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon maturity.

Response:

The Trust has included additional disclosure in response to the staff’s comment (bolded below), as follows:

These risks include: (i) changes in credit status, including weaker overall credit conditions of issuers and risks of default; (ii) industry, market and economic risk; and (iii) greater price variability and credit risks of certain high yield securities such as zero coupon and payment-in-kind (“PIK”) securities. While these risks provide the opportunity for maximizing return over time, they may result in greater volatility of the value of the Fund than a fund that invests in higher-rated securities.

In particular, PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral. An election to defer PIK interest payments by adding them to the principal on such instruments increases future investment income, which increases gross assets and, as such, increases the Adviser’s future base management fees. In addition, with respect to PIK securities, even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

March 29, 2018

27.	Comment:	There is an incomplete sentence in the “Repurchase Agreements and Reverse Repurchase Agreements” section: “If the Fund accepts collateral other than Qualifying Collateral, including debt securities, equity securities and high yield fixed-income instruments that are rated below investment grade or determined to be of comparable quality.” Please include the rest of the disclosure.

Response:

The disclosure has been revised as follows:

“Repurchase agreements collateralized entirely by cash, U.S. government securities or liquid securities or instruments issued by an issuer that has an exceptionally strong credit quality (“Qualifying Collateral”) generally may be deemed to be “collateralized fully” and may be deemed to be investments in the underlying securities for certain purposes. The Fund may accept collateral other than Qualifying Collateral, including debt securities, equity securities and high yield fixed-income instruments that are rated below investment grade or determined to be of comparable quality (“Alternative Collateral”).”

28.	Comment:	Please revise all references to T+3 throughout the SAI to T+2.

	Response:	We have revised all T+3 references according to the staff’s request.

*                *                 *                *

We believe this responds to all of your comments. If you have any questions regarding these matters, please call me at the number listed above or Eric Purple at 202-507-5154.

Sincerely,

/s/ Alan P. Goldberg
Alan P. Goldberg

cc:	John Zerr
Anna Paglia
Jeffrey Kupor
Bruce Leto
Matt DiClemente
Eric Purple